                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           FINET HOLDINGS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    317922300
                                 (CUSIP Number)

                                 Bruce G. Wilcox
                            Cumberland Associates LLC
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                January 16, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 317922300

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        a[ ]
                                                        b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                              7. SOLE VOTING POWER

                                 2,712,781

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                             0
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         2,712,781
   WITH
                          10. SHARED DISPOSITIVE POWER

                                          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,712,781

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%

14.  TYPE OF REPORTING PERSON*
             OO, IA

                                       2

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Item 1.  Security and Issuer.

          This Amendment No. 4, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends and supplements the Schedule 13D, filed on February 6, 1995, as amended and supplemented by Amendment No. 1, filed on March 21, 1995, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T by Amendment No. 2, filed on November 13, 1995, and as further amended and supplemented by Amendment No. 3, filed on May 1, 1997 (as amended, the "Schedule 13D"), of Cumberland Associates LLC, a New York limited liability company, and relates to the common stock, $.01 par value per share (the "Common Stock" or the "Shares"), of Finet Holdings Corporation (the "Company"), which has its principal executive offices at 3021 Citrus Circle, Walnut Creek, California 94598. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.


Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged



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in the business of managing, on a discretionary basis, twelve securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates LLC is 1114 Avenue of the Americas, New York, New York 10036.

          K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC. The business address of each of the Members is the same as that of Cumberland Associates LLC. Each of the Members is a citizen of the United States.

          Neither Cumberland Associates LLC nor any of the Members have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and supplemented to read as follows:



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          As of the date hereof, Cumberland Associates LLC held and beneficially owned 2,712,781(1) shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates LLC on behalf of Cumberland Partners, LongView Partners, LongView B, LongView C and the other managed accounts was $1,819,925. Of this amount, Cumberland Associates LLC invested approximately $874,550 on behalf of Cumberland Partners, $708,750 on behalf of LongView Partners, $150,000 on behalf of LongView B and $86,625 on behalf of LongView C. The source of funds for the purchase of all such Common Stock of Cumberland Associates LLC was a combination of investment capital contributed by Cumberland Partners, LongView Partners, LongView B and LongView C and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

          By virtue of Rule 13d-3 under the Exchange Act, each of the Members may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates LLC on behalf of Cumberland Partners, LongView Partners, LongView B, LongView C and the other managed accounts, and therefore each Member may be deemed to have invested the aggregate amount of funds noted



-----------------
(1) Includes warrants to acquire 262,281 Shares.







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above. None of the Members has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

          Cumberland Associates LLC has purchased, on behalf of its discretionary accounts, the Common Stock in order to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates LLC is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of
Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates LLC may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:



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          As of the date hereof, Cumberland Associates LLC beneficially owned
2,712,781(2) shares of Common Stock representing 9.1%(3) of the Common Stock deemed outstanding on the date hereof.

          Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates LLC within the period beginning 60 days prior to January 16, 1998 and ending on the date of this filing.

          In addition, each of the Members may, by virtue of his position as a member of Cumberland Associates LLC, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates LLC would possess beneficial ownership. Other than in their respective capacities as members of Cumberland Associates LLC and except as set forth above, none of the Members is the beneficial owner of any Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.



--------------------
(2) There is sole voting power and sole power to dispose or to direct the disposition of such Shares

(3) Based on 29,669,201 shares of Common Stock outstanding, as indicated in the Company's Form 10-QSB for the quarterly period ended October 31, 1997, as filed with the Securities and Exchange Commission.


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          Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

          Pursuant to management agreements with all of its accounts except Cumberland Partners, LongView Partners, LongView B and LongView C, Cumberland Associates LLC receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners, LongView Partners, LongView B and LongView C, Cumberland Associates LLC receives an annual management fee from each such account holders which does not include an incentive fee.

          Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the Members and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




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          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 11, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By: /s/ Bruce G. Wilcox
                                                Bruce G. Wilcox
                                                Member














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                                   APPENDIX A

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES LLC

            DATE OF          NO. OF UNITS       NO. OF UNITS      PRICE PER
          TRANSACTION          PURCHASED            SOLD             UNIT
          -----------        ------------       ------------      ---------

          *1/16/98              202,000                            $3 15/16
          12/12/97                                 13,000          $5.2096
          12/10/97                                  5,000          $5.575
          12/9/97                                   3,000          $5.6375
          12/8/97                                   4,000          $5.4422
          12/3/97                                  10,000          $5.3062
          12/2/97                                   5,000          $5.0938
          12/1/97                                   7,500          $5.0583
          11/28/97                                  4,000          $4.825

---------------

* These Shares were acquired in a private transaction. Each of the other transactions set forth in this Appendix was a regular way transaction.